SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 9)*

The Wet Seal, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

961840105
(CUSIP Number)

Marc Weingarten and David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 16 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961840105	SCHEDULE 13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS Clinton Spotlight Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 850 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 850 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 850 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.00%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,726,010 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,726,010 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,726,010 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 926,772 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 926,772 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 926,772 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.03%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Retail Opportunity Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,888,549 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,888,549 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,888,549 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.10%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS Clinton Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 683,132 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 683,132 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 683,132 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.76%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,225,313 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,225,313 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,225,313 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.92%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,225,313 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,225,313 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,225,313 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.92%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 9 of 16 Pages

This Amendment No. 9 ("Amendment No. 9") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 30, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on September 5, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on September 13, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on September 17, 2012 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on September 19, 2012 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on September 21, 2012 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on September 27, 2012 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on October 1, 2012 (“Amendment No. 7”) and Amendment No. 8 to the Original Schedule 13D, filed with the SEC on October 3, 2012 (“Amendment No. 8” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 9, the "Schedule 13D") with respect to the Class A common stock, par value $0.10 per share (the "Class A Common Stock"), of The Wet Seal, Inc., a Delaware corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D.  This Amendment No. 9 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

As a result of Clinton’s abandonment of the Consent Solicitation (as described in Items 4 and 5 of this Schedule 13D), Clinton and the Nominees are no longer deemed to be a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13d-5(b)(1) promulgated thereunder.  As described in Item 5 of this Schedule 13D, Clinton and each of the Nominees have terminated (i) their status as a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder with respect to the Class A Common Stock and (ii) the Joint Filing Agreement, dated August 30, 2012.  The security ownership reported in this Amendment No. 9 does not include the security ownership by any of the Nominees.  This Amendment No. 9 only reports information on the Reporting Persons identified in the cover pages hereto and not the Nominees.

Item 2.	IDENTITY AND BACKGROUND.

Paragraphs (a)–(c) and (f) of Item 2 are hereby amended and restated in their entirety as follows:

(a)           This statement is filed by (i) Clinton Spotlight Fund, L.P., a Delaware limited partnership ("Spotlight Fund"); (ii) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership ("SPOT"); (iii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("Magnolia"); (iv) Clinton Retail Opportunity Partnership, L.P., a Delaware limited partnership ("CROP"); (v) Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company ("CSO"); (vi) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT, Magnolia, CROP and CSO (“CGI”); and (vii) George E. Hall, a United States citizen, who serves as President of CGI ("Mr. Hall" and together with Spotlight Fund, SPOT, Magnolia, CROP, CSO and CGI, “Clinton”).

(b)           The principal business address of Spotlight Fund, CROP, CGI and Mr. Hall is 9 West 57th Street, 26th Floor, New York, New York 10019.  The principal business address of SPOT, Magnolia and CSO is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 10of 16 Pages

(c)           The principal business of CGI is to provide investment management services to private individuals and institutions.  The principal business of SPOT, Magnolia, CROP and CSO is to invest in securities.  The principal business of Spotlight Fund is to serve as a domestic feeder fund for SPOT.  The principal business of Mr. Hall is to serve as President of CGI.

(f)           Mr. Hall is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $18,961,000 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported herein as beneficially owned.

Funds for the purchase of the Class A Common Stock reported herein as beneficially held by Clinton were derived from (i) available working capital of Spotlight Fund, for the shares of Class A Common Stock held directly by it; (ii) available working capital of SPOT, for the shares of Class A Common Stock held directly by it; (iii) available working capital of Magnolia, for the shares of Class A Common Stock held directly by it; (iv) available working capital of CROP, for the shares of Class A Common Stock held directly by it; (v) available working capital of CSO, for the shares of Class A Common Stock held directly by it; and (vi) margin borrowings described in the following sentence, for the shares of Class A Common Stock held directly by Spotlight Fund, SPOT, Magnolia, CROP and CSO.  Such Class A Common Stock is held by Clinton in commingled margin accounts, which may extend margin credit to Clinton from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Class A Common Stock reported herein as beneficially owned by Clinton.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following:

On October 4, 2012, CGI entered into an agreement with the Issuer (the “Settlement Agreement”) regarding the composition of the Board.  Under the terms of the Settlement Agreement, the Issuer confirmed that (i) it had accepted the resignation of Harold D. Kahn, Jonathan Duskin, Sidney M. Horn and Henry D. Winterstern (collectively, the “Resigning Directors”) as directors of the Issuer, effective immediately, and (ii) appointed Dorrit M. Bern, Lynda J. Davey, Mindy C. Meads and John S. Mills to fill the vacancies resulting from such resignations.

In addition, under the terms of the Settlement Agreement, the Resigning Directors shall make themselves reasonably telephonically available as requested by the newly composed Board and Mr. Kahn shall continue to provide consulting services by telephone to the Board and the Issuer pursuant to his revised compensation arrangements.  Each of the Resigning Directors shall be entitled to the vesting of a pro rata portion of his or her existing restricted stock grant for the period of his or her service as a director from the date of the 2012 Annual Meeting through October 4, 2012.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 11 of 16 Pages

Under the terms of the Settlement Agreement, Clinton agreed to (i) immediately cease, and cause its affiliates to cease, any and all solicitation efforts in connection with the Consent Solicitation and (ii) not vote, deliver or otherwise use any consents that may have been received to date pursuant to the Consent Solicitation.  The Issuer has also agreed to reimburse Clinton for its reasonable and documented expenses incurred in connection with Clinton’s solicitation of consents, not to exceed $250,000.  Furthermore, the Issuer and Clinton each waived, discharged and released, and covenanted not to sue, the other party or its respective controlling persons, officers, directors, stockholders, agents, affiliates, employees, attorneys, advisors and assigns, past and present, in their capacity as such for any and all claims, causes of action, actions, judgments, liens, debts, contracts, indebtedness, damages, losses, liabilities, rights, interests and demands (other than fraud).

The foregoing summary is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is attached as Exhibit 12 to this Schedule 13D and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) – (c) of Item 5 are hereby amended and restated as follows:

(a) The aggregate number and percentage of shares of Class A Common Stock to which this Schedule 13D relates is 6,225,313 shares of Class A Common Stock, constituting approximately 6.92% of the Issuer’s currently outstanding Class A Common Stock.  The aggregate number and percentage of shares of Class A Common Stock reported herein are based upon the 90,017,949 shares of Class A Common Stock outstanding as of August 31, 2012, as reported in the Issuer's definitive Consent Revocation Statement on Schedule 14A filed with the Securities and Exchange Commission on September 24, 2012.

By virtue of Clinton’s abandonment of the Consent Solicitation, Clinton and the Nominees are no longer deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act.  As a result, all shares of Class A Common Stock reported herein are beneficially owned by Clinton.

(i)	Spotlight Fund:
	(a)	As of the date hereof, Spotlight Fund may be deemed the beneficial owner of 850 shares of Class A Common Stock.
Percentage: Approximately 0.00% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 850 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 850 shares of Class A Common Stock

(ii)	SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 2,726,010 shares of Class A Common Stock.
Percentage: Approximately 3.03% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 2,726,010 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 2,726,010 shares of Class A Common Stock

CUSIP No. 961840105	SCHEDULE 13D/A	Page 12 of 16 Pages

(iii)	Magnolia:
	(a)	As of the date hereof, Magnolia may be deemed the beneficial owner of 926,772 shares of Class A Common Stock.
Percentage: Approximately 1.03% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 926,772 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 926,772 shares of Class A Common Stock

(iv)	CROP:
	(a)	As of the date hereof, CROP may be deemed the beneficial owner of 1,888,549 shares of Class A Common Stock.
Percentage: Approximately 2.10% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,888,549 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,888,549 shares of Class A Common Stock

(v)	CSO:
	(a)	As of the date hereof, CSO may be deemed the beneficial owner of 683,132 shares of Class A Common Stock.
Percentage: Approximately 0.76% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 683,132 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 683,132 shares of Class A Common Stock

(vi)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 6,225,313 shares of Class A Common Stock.
Percentage: Approximately 6.92% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 6,225,313 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 6,225,313 shares of Class A Common Stock

(vii)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 6,225,313 shares of Class A Common Stock.
Percentage: Approximately 6.92% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 6,225,313 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 6,225,313 shares of Class A Common Stock

CUSIP No. 961840105	SCHEDULE 13D/A	Page 13 of 16 Pages

(b) By virtue of investment management agreements with Spotlight Fund, SPOT, Magnolia, CROP and CSO, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 6,225,313 shares of Class A Common Stock beneficially owned by Spotlight Fund, SPOT, Magnolia, CROP and CSO.  By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Class A Common Stock as to which CGI has voting power or dispositive power.

(c) All transactions in Class A Common Stock effected by the Reporting Persons since the filing of Amendment No. 8 are set forth in Schedule B hereto. Unless otherwise indicated, all such transactions were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

On October 4, 2012, the Issuer and CGI entered into the Settlement Agreement, the terms of which are described in Item 4 of this Schedule 13D.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 13 and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description
12	Agreement between Clinton Group, Inc. and The Wet Seal, Inc., dated October 4, 2012.
13	Joint Filing Agreement, dated October 5, 2012.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 5, 2012

Clinton Spotlight Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Spotlight Master Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Retail Opportunity Partnership, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

CUSIP No. 961840105	SCHEDULE 13D/A	Page 15 of 16 Pages

Clinton Special Opportunities Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 961840105	SCHEDULE 13D/A	Page 16 of 16 Pages

SCHEDULE B

Transaction History of the Reporting Persons with respect to Class A Common Stock

This Schedule sets forth information with respect to each purchase and sale of shares of Class A Common Stock that were effectuated by a Reporting Person since the filing of the Original Schedule 13D.  SPOT, Magnolia and CROP are the only Reporting Persons to have effectuated transactions in Class A Common Stock since the filing of Amendment No. 8.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Clinton Spotlight Master Fund, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/3/2012	62,500	3.178
10/3/2012	(33,750)	3.1306
10/3/2012	(78,750)	3.143
10/3/2012	11,250	3.1205
10/3/2012	22,500	3.1571
10/4/2012	45,000	3.14
10/4/2012	(22,500)	3.1279

Clinton Magnolia Master Fund, Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/3/2012	18,750	3.178
10/3/2012	(15,000)	3.1306
10/3/2012	(35,001)	3.143
10/3/2012	5,000	3.1205
10/3/2012	10,000	3.1571
10/4/2012	20,000	3.14
10/4/2012	(10,000)	3.1279

Clinton Retail Opportunity Partnership, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/3/2012	43,750	3.178
10/3/2012	(26,250)	3.1306
10/3/2012	(61,249)	3.143
10/3/2012	8,750	3.1205
10/3/2012	17,500	3.1571
10/4/2012	35,000	3.14
10/4/2012	(17,500)	3.1279